UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated March 19, 2013: Star Bulk Carriers Corp. Reports Financial Results for the Fourth Quarter and the Year Ended December 31, 2012 and Announces the Sale of Capesize Vessel Star Sigma.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2012

AND ANNOUNCES THE SALE OF CAPESIZE VESSEL STAR SIGMA

ATHENS, GREECE, March 19, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the three and the twelve months ended December 31, 2012.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	3 months ended December 31, 2012	3 months ended December 31, 2011	12 months ended December 31, 2012	12 months ended December 31, 2011
Average Number of Vessels	14.0	14.5	14.2	12.3
Time Charter Equivalent Rate (TCE)	$14,877	$19,557	$15,390	$19,988
Average operating expenditures (OPEX) per day per vessel	$5,730	$6,028	$5,361	$5,642
Total Revenues	$17,938	$28,625	$86,162	$107,065
Impairment Loss	-	($62,020)	($303,219)	($62,020)
EBITDA	$4,665	($54,093)	($273,884)	($14,545)
Adjusted EBITDA (1)	$6,338	$12,745	$40,358	$53,972
Net loss	($1,384)	($69,943)	($314,521)	($69,559)
Adjusted Net income / loss	$289	($3,105)	($279)	($1,042)
Loss per share basic and diluted	($0.26)	($13.04)	($58.32)	($14.69)
Adjusted earnings/(loss) per share basic and diluted	$0.05	($0.58)	($0.05)	($0.22)

(1)

See the table at the back of this release for a reconciliation of, EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Furthermore, Star Bulk today announced that the Company has entered into an agreement to sell the Star Sigma, a 184,403 dwt Capesize vessel, built 1991, to a third party for a contracted sale price of $9.0 million. The Company plans to deliver the vessel to the buyers within April 2013.

On January 2, 2013, Star Bulk announced that the Company had reached an agreement with its lenders for the deferral of a minimum of $20.2 million of its principal repayments and the relaxation of its financial covenants during 2013 and 2014. Additionally, in accordance with these agreements, the Company has reclassified $7.3 million of restricted cash to free cash and has prepaid $9.4 million.

Spyros Capralos, President and CEO of Star Bulk, commented: “We are pleased to be reporting positive results during another quarter of challenging freight market conditions. I believe that the Company’s operational efficiency and cost optimization strategy have had a very important contribution towards this full year’s results. I expect we will manage to improve our results in the current and the next quarters, as the market improves, especially in the Supramax segment.

We have agreed to sell our oldest Capesize vessel, the Star Sigma, for scrap, at a contracted price of $9.0 million, which will assist in deleveraging of our balance sheet and further relaxation of our principal amortization requirements for 2013 and 2014. Following the sale of Star Sigma, the coverage of our capesize fleet is at 88% for 2013 at an average gross rate of $23,650.

We view the agreements the Company announced in January as a clear demonstration of our lenders’ trust and support towards the company. We believe these agreements are crucial for the Company’s future, as they provide to the Company additional liquidity and financial flexibility.

Our outlook for the dry bulk industry remains positive for the medium-term, especially as we move past this year’s unbalanced supply growth. We expect demand for dry bulk commodities from major developing countries to continue to grow, and that the freight market will start to improve due to the lower orderbook, increased scrapping, slow steaming and the scarcity of bank financing.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “Last quarter our results were negatively affected by the low Supramax charter rates and the repositioning of part of our fleet to the Atlantic. Another negative effect came from the Star Polaris, which lost 49 days of hire during the fourth quarter, due to main engine repairs. Star Polaris went back to service on 19 November, 2012 at a gross rate of $16,500 per day.

On the positive side, we received a non-recurring net amount of $0.9 million related mainly to the settlement of commercial claims, which effectively offset the Star Polaris off-hire and the low Supramax rates within the quarter.

In addition, the Company has continued to successfully implement its cost optimization strategy. We succeeded in further reducing our average daily OPEX for the full year 2012 to $5,361, or by 5%, compared to 2011.

What needs to be underlined is the reduction of our general and administrative (G&A) expenses by 25% to $9.3 million in 2012. This reduction was achieved, while the average number of our employees has increased in order to support the third-party vessels we have recently taken under management, that is already contributing to our revenues.

We continue our efforts towards operational and management efficiency and we feel optimistic about the future of the Company.”

Fleet Profile (As of March 19, 2013)

Third -Party Vessels Under Management (As of March 19, 2013)

Fourth Quarter 2012 and 2011 Results (*)

For the fourth quarter of 2012, total voyage revenues amounted to $17.7 million compared to $28.6 million for the fourth quarter of 2011, a reduction of 38%. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the decline in the dry bulk charter market. Voyage revenues were also negatively affected by the main engine damage of the Star Polaris, which resulted to an off hire period of 49 days in the fourth quarter of 2012 and a loss of revenue of $0.8 million.

For the fourth quarter of 2012, operating income amounted to $0.4 million compared to operating loss of $67.6 million for the fourth quarter of 2011. For the fourth quarter of 2012, net loss amounted to $1.4 million, or a loss of $0.26 per basic and diluted share, based on 5,400,813 shares, which was the weighted average number of shares, basic and diluted. Net loss for the fourth quarter of 2011 amounted to $69.9 million, or $13.04 loss per basic and diluted share, based on 5,362,557 shares, which was the weighted average number of shares, basic and diluted.

Net loss for the fourth quarter of 2012 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.1 million, or $0.013 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net income for the fourth quarter of 2012 would amount to $0.3 million, or $0.05 earnings per basic and diluted share, based on 5,400,813 shares, which was the weighted average number of basic and diluted shares.

Net Loss for the fourth quarter of 2011 includes the following non-cash items:

•

Impairment loss of $62.0 million or $11.57 per basic and diluted share, amounting to $31.3 million for our Capesize vessel, the Star Sigma and $30.7 million for our Capesize vessel, the Star Ypsilon.

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.2 million, or $0.03 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized income of $0.1 million, or $0.015 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

A loss on bad debts of $3.1 million or $0.59 per basic and diluted share, associated with the write-off of disputed charterer balances.

Excluding these non-cash items, net loss for the fourth quarter of 2011 would amount to $3.1 million, or $0.58 loss per basic and diluted share, based on 5,362,557 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the fourth quarter of 2012 and 2011, excluding the above items, was $6.3 million and $12.7 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 14.0 and 14.5 vessels during the fourth quarter of 2012 and 2011, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,877 per day and $19,557 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the fourth quarter of 2012, voyage expenses decreased by $3.3 million to $2.1 million compared to $5.5 million for the fourth quarter of 2011. The decrease is mainly due to voyage expenses of $3.6 million related to chartering-in a third party vessel to serve a shipment under a Contract of Affreightment (COA) recorded in the fourth quarter of 2011. There was no corresponding expense during the same period in 2012.

For the fourth quarter of 2012, vessel operating expenses totaled $7.4 million compared to $8.1 million for the same period of 2011. The decrease is mainly due to improvements in our operational efficiency which resulted in a decrease in daily operating expenses per vessel to $5,730 for the fourth quarter of 2012 compared to $6,028 for the same period in 2011.

For the fourth quarter of 2012 dry-docking expenses totaled $2.7 million compared to $1.5 million for the same period in 2011. The increase is mainly due to the fact that during the fourth quarter of 2012 we had three Supramax vessels that underwent periodic dry-docking surveys, compared to two Supramax vessels that underwent periodic dry-docking survey in the same period in 2011.

Depreciation expense decreased to $4.3 million for the fourth quarter of 2012, compared to $13.5 million for the fourth quarter of 2011. The decrease was primarily due to:

a)

the sale of Star Ypsilon, that took place in March of 2012.

b)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

General and administrative expenses during the fourth quarter of 2012 decreased to $2.0 million compared to $2.4 million during fourth quarter of 2011. Our general and administrative expenses decreased during the fourth quarter of 2012 compared to the same period in 2011 even though our number of employees increased during the period as a result of the growth of our managed fleet. The respective decrease is mainly attributable to cost containment efforts made by the Company.

During the fourth quarter of 2011, we recognized an impairment loss of $62.0 million. We test for impairment of our long lived assets whenever events or changes indicate that the carrying amount of the assets may not be recoverable. Due to unfavorable market conditions prevailing at the end of the reporting period that led to declining vessel values and charter rates we performed an impairment analysis for all the vessels in our fleet by comparing undiscounted cash flows to the carrying values of vessels. As a result of this analysis, we recorded an impairment loss to the book value of two of our Capesize vessels, the Star Sigma (built 1991) and the Star Ypsilon (built 1991). No impairment loss was recorded during the fourth quarter of 2012.

Other operational gain amounted to $1.5 million during the fourth quarter of 2012 and mainly consisted of non-recurring revenue of $1.3 million, which represented the payment of installments due to us under settlement agreements for two commercial claims and a gain of $0.1 million regarding a hull and machinery claim. No other operational gain was recorded during the fourth quarter of 2011.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $1.3 million described in other operational gain above, during the fourth quarter of 2012, we incurred an expense of $0.6 million which is included under other operational loss. During the fourth quarter of 2011, no other operational loss was recorded.

Loss on bad debts totaled to $3.1 million for the fourth quarter of 2011, representing a write-off of $1.9 million related to unpaid hire from the charterer of two of our vessels, the Star Kappa and the Star Epsilon, an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, the Star Gamma and the Star Cosmo and $0.7 million related to unpaid hire from the charterer of the Star Beta, since the Company determined that such amounts were not recoverable. No loss on bad debts was recognized during the fourth quarter of 2012.

Years ended December 31, 2012 and 2011 Results (*)

For the year ended December 31, 2012, total voyage revenues amounted to $85.7 million compared to $106.9 million for the same period of 2011. This decrease was mainly due to lower charter rates for some of the vessels during the year 2012 compared to the year 2011. In addition, we recorded lower revenue of $6.4 million associated with the amortization of fair value of above market acquired time charters attached to vessels acquired for the year ended December 31, 2012, compared to $2.2 million of lower revenue recorded for the year ended December 31, 2011. For the year ended December 31, 2012, voyage revenues were also affected by the Star Polaris’ grounding and damage of main engine, which resulted in an off hire period of 190 days and $3.1 million in lost revenues. Operating loss amounted to $306.9 million for the year ended December 31, 2012 compared to an operating loss of $64.8 million for the year ended December 31, 2011. Net loss for the year ended December 31, 2012 amounted to $314.5 million representing $58.32 loss per basic and diluted share based on 5,393,131 shares, which was the weighted average number of shares, basic and diluted. Net loss for the year ended December 31, 2011 amounted to $69.6 million representing $14.69 loss per basic and diluted share based on 4,736,485 shares, which was the weighted average number of shares, basic and diluted.

Net loss for the year ended December 31, 2012, includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.22 per basic and diluted share, related to one of our Capesize vessels, the Star Sigma, and the total fleet of our eight Supramax vessels.

•

Amortization of fair value of above market acquired time charters of $6.4 million, or $1.18 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $1.5 million, or $0.29 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Loss on sale of vessel of $3.2 million, or $0.59 per basic and diluted share, in connection with the sale of vessel Star Ypsilon that took place in the first quarter of 2012.

•

An unrealized gain of $0.1 million, or $0.02 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these non-cash items, net loss for the year ended December 31, 2012 would amount to $0.3 million, or $0.05 loss per basic and diluted share, based on 5,393,131 shares, which was the weighted average number of basic and diluted shares.

Net loss for the year ended December 31, 2011 includes the following non-cash items:

•

Impairment loss of $62.0 million or $13.09 per basic and diluted share, related to two of our Capesize vessels, the Star Sigma and the Star Ypsilon.

•

An increase of revenue of $0.5 million, or $0.10 per basic and diluted share, representing write-off of remaining balance of deferred revenue related to the fair value of below market acquired time charters attached to vessels acquired, due to early redelivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenues and $0.3 million is included under Gain on time charter agreement termination.

•

Amortization of fair value of above market acquired time charters of $2.4 million, or $0.50 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, including vessels Star Big and Star Mega, which time charters are amortized over the remaining period of the time charter as decrease to voyage revenues.

•

Expenses of $1.4 million, or $0.29 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

An unrealized loss of $0.1 million, or $0.02 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

A loss on bad debts of $3.1 million or $0.66 per basic and diluted share, associated with the write-off of disputed charterer balances.

Excluding these non-cash items, net loss for the year ended December 31, 2011 would amount to $1.0 million, or $0.22 loss per basic and diluted share, based on 4,736,485 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for year ended December 31, 2012 and 2011 was $40.4 million and $54.0 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 14.2 and 12.3 vessels during the year ended December 31, 2012 and 2011, respectively, earning an average TCE rate of $15,390 and $19,988 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses decreased 12.6% to $19.6 million for the year ended December 31, 2012 compared to $22.4 million for the year ended December 31, 2011. The expense for chartering-in third party vessels to serve shipments under a COA amounted to $4.1 million and $18.4 million for the years ended December 30, 2012 and 2011, respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is mainly due to the fact that during the year ended December 31, 2012 our vessels were under seven voyage charter agreements, pursuant to which voyage expenses were paid by the Company, while during the same period in 2011 only one of our vessels was under a voyage charter agreement. The revenues earned from the voyage charter agreements during the years ended December 31, 2012 and 2011 were $17.9 million and $0.4 million, respectively.

For the year ended December 31, 2012, vessel operating expenses increased 10.2% to $27.8 million compared to $25.2 million for the year ended December 31, 2011. The increase is mainly due to the fact that the average number of vessels increased to 14.2 during the year ended December 31, 2012 compared to 12.3 during the same period in 2011. Daily operating expenses decreased to $5,361 for the year ended December 31, 2012 compared to $5,642 for the same period in 2011. This decrease is mainly attributable to improvements in our operational efficiency.

For the year ended December 31, 2012 and 2011, our drydocking expenses were $5.7 million and $3.1 million, respectively. The increase is mainly due to the fact that in 2012, we had three Supramax vessels and one Capesize vessel that underwent their periodic drydocking surveys, while in 2011 we had four Supramax vessels that underwent their periodic drydocking surveys.

Even though we had an increase in the number of vessels that operated during the year ended December 31, 2012 compared to the same period of 2011, depreciation expense decreased to $33.0 million for the year ended December 31, 2012 compared to $50.2 million for the year ended December 31, 2011. The decrease was primarily due to:

a)

the impairment losses recognized as of December 31, 2011 in connection to our oldest Capesize vessels, the Star Sigma and the Star Ypsilon, which resulted in a reduced net book value for the respective vessels,

b)

the sale of Star Ypsilon, that took place in March of 2012.

c)

the impairment losses recognized as of September 30, 2012, in connection to our oldest Capesize vessel the Star Sigma and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

General and administrative expenses decreased 25.2% to $9.3 million during the year ended December 31, 2012 compared to $12.5 million during the year ended December 31, 2011. The decrease in general and administrative expenses in year ended December 31, 2012 is mainly due to the non-recurring severance payment in 2011 to the Company’s former Chief Executive Officer and President and to the Company’s former Chief Financial Officer, which was payable pursuant to the terms of their employment and consultancy agreements with the Company, totaling to $2.8 million and an amount of $0.3 million related to expenses for an aborted public offering during the second quarter of 2011 that was not completed. If we exclude the respective amounts the general and administrative expenses remained at the same level during the year ended December 31, 2012 compared to the same period in 2011 even though our number of employees increased during the period as a result of the growth of our owned and managed fleet.

During the year ended December 31, 2012, we recorded an impairment loss of $303.2 million in the book value of our oldest Capesize vessel, Star Sigma, and the whole fleet of our eight Supramax vessels, in order for the carrying values of the respective vessels to reflect their fair market values. During the year ended December 31, 2011, we recorded an impairment loss of $62.0 million in the book value of two of our Capesize vessels, the Star Sigma and the Star Ypsilon, the Star Ypsilon was sold in March of 2012.

Gain on time charter agreement termination totaled $6.5 million for the year ended December 31, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million, which was received as compensation for the early redelivery of vessel the Star Sigma by its previous charterer. Gain on time charter agreement amounting $2.0 million for the year ended December 31, 2011 consisted of $1.2 million cash compensation in connection with the early redelivery of the Star Omicron by its previous charterer and $0.6 million of non-cash gain in connection with early redelivery of the Star Cosmo, by its previous charterer; the respective non-cash gain relates to the write off of both the unamortized fair value of below market acquired time charter on the respective vessels’ redelivery date and the deferred revenue from the terminated time charter contract and a non- cash gain of $0.2 million regarding the write-off of the unamortized deferred revenue of the Star Sigma, due to the early redelivery by its charterers on December 31, 2011.

Other operational gain amounting to $3.5 million during the year ended December 31, 2012, mainly consists of non-recurring revenues of $2.5 million and $0.2 million, which represented the payment of the installments due to us under settlement agreements for two commercial claims and a gain of $0.8 million regarding a hull and machinery claim. Other operational gain totaled to $9.3 million during the year ended December 31, 2011 and consisted of $9.0 million received from the settlement of a commercial claim and a gain of $0.3 million regarding a hull and machinery claim.

Other operational loss amounting to $1.2 million during the year ended December 31, 2012 mainly consists of $1.1 million which represents the expense incurred by the Company towards a third party pursuant to the terms of the agreement that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The respective expense was incurred in connection to the settlement amount of $2.5 million described in other operational gain above. Other operational loss totaled $4.1 million during the year ended December 31, 2011, representing the payment made by the Company to a third party, pursuant to the terms of the same agreement as described above. The payment of $4.1 million was made in connection to the settlement of a commercial claim in the amount of $9.0 million described in other operational gain.

Loss on sale of vessel of $3.2 million represents a loss on sale of the vessel Star Ypsilon during the year ended December 31, 2012. There were no vessel sales during the year ended December 31, 2011.

Loss on bad debts totaled $3.1 million for the year ended December 31, 2011, representing the write-off of $1.9 million related to unpaid hire from the charterer of our vessels, the Star Kappa and the Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterers of our vessels the Star Gamma and the Star Cosmo and $0.7 million related to unpaid hire from the charterer of the Star Beta, since the Company determined that such amounts were not recoverable. No loss on bad debts was recognized during the year ended December 31, 2012.

Interest and finance costs for the year ended December 31, 2012 were $7. 8 million, while for the year ended December 31, 2011 interest and finance costs were $5.2 million. The increase in our interest expenses was mainly associated with the drawdown of our loan facilities with Credit Agricole and Investment Bank and HSH Nordbank AG during the third and the fourth quarter of 2011.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for year ended December 31, 2012 and 2011, was $19.0 million and $50.6 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (see “Summary of Selected Data” below) as a result of the decline in the prevailing freight rate environment. For the year ended December 31, 2012, we earned a daily TCE rate of $15,390 compared to a daily TCE rate of $19,988 for the year ended December 31, 2011.

Net cash provided by investing activities for the year ended December 31, 2012, was $25.5 million. Net cash used in investing activities for the year ended December 31, 2011, was $122.3 million. For year ended December 31, 2012, net cash provided by investing activities consisted of the proceeds from the sale of the Star Ypsilon amounting to $8.0 million, a net decrease of $10.6 million in restricted cash, insurance proceeds amounting to $7.0 million, and $0.1 million relating to additions to office equipment. Net cash used in investing activities for the year ended December 31, 2011, consisted of $29.3 million related to the acquisition of second hand Capesize vessels Star Big and Star Mega plus a cash consideration of $23.1 million paid for the acquisition of the above fair market charter rates attached to these two vessels, $67.0 million related to the acquisition and delivery of our newbuilding vessels Star Borealis and Star Polaris and a net increase of $4.0 million in restricted cash offset by insurance proceeds amounting to $1.1 million.

Net cash used in financing activities for the year ended December 31, 2012 was $46.6 million. Net cash provided by financing activities for the year ended December 31, 2011 was $74.0 million. For the year ended December 31, 2012, net cash used in financing activities consisted of loan installment payments amounting to $42.0 million, cash dividend payments of $3.6 million, payment of financing fees amounting to $0.1 million and $0.9 million paid for the repurchase of 61,730 shares under the terms of the share re-purchase plan which expired on December 31, 2012. For the year ended December 31, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $101.5 million, cash dividend payments of $14.4 million, payment of financing fees amounting to $1.5 million, offset by loan proceeds amounting to $162.8 million and proceeds from a follow-on public offering amounting to $28.6 million.

Summary of Selected Data

(1)   Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Average age of operational fleet is calculated as at December 31, 2012 and 2011, respectively.

(3)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(4)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	**3 months ended December 31, 2012**	**3 months ended December 31, 2011**	**12 months ended December 31, 2012**	**12 months ended December 31, 2011**
Revenues:				
Voyage Revenues	17,668	28,556	85,684	106,912
Management Fee Income	270	69	478	153
	17,938	28,625	86,162	107,065
Expenses:				
Voyage expenses	(2,145)	(5,476)	(19,598)	(22,429)
Vessel operating expenses	(7,380)	(8,053)	(27,832)	(25,247)
Dry-docking expenses	(2,666)	(1,491)	(5,663)	(3,096)
Depreciation	(4,313)	(13,540)	(33,045)	(50,224)
Management fees	-	-	-	(54)
(Loss)/gain on derivative instruments	-	(297)	41	(390)
General and administrative expenses	(1,995)	(2,445)	(9,320)	(12,455)
Bad debt expense	-	(3,139)	-	(3,139)
Vessel impairment loss	-	(62,020)	(303,219)	(62,020)
Gain on time charter agreement termination	-	203	6,454	2,010
Other operational gain	1,476	-	3,507	9,260
Other operational loss	(563)	-	(1,226)	(4,050)
Loss on sale of vessel	-	-	(3,190)	-
Operating income / (loss)	352	(67,633)	(306,929)	(64,769)
Interest and finance costs	(1,791)	(2,100)	(7,838)	(5,227)
Interest and other income	55	97	246	744
Loss on debt extinguishment	-	(307)	-	(307)
Total other expenses, net	(1,736)	(2,310)	(7,592)	(4,790)
Net loss	(1,384)	(69,943)	(314,521)	(69,559)
Loss per share, basic	(0.26)	(13.04)	(58.32)	(14.69)
Loss per share , diluted	(0.26)	(13.04)	(58.32)	(14.69)
Weighted average number of shares outstanding, basic	5,400,813	5,362,557	5,393,131	4,736,485
Weighted average number of shares outstanding, diluted	5,400,813	5,362,557	5,393,131	4,736,485

Unaudited Consolidated Condensed Balance Sheets

Unaudited Cash Flow Data

EBITDA and adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts, non-cash gain or loss related to early time charter termination, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended December 31, 2012	3 months ended December 31, 2011	12 months ended December 31, 2012	12 months ended December 31, 2011
Net cash provided by operating activities	(476)	15,030	18,999	50,604
Net increase in current assets	5,230	839	9,539	6,730
Net (decrease)/increase in operating liabilities, excluding current portion of long term debt	(172)	(5,006)	3,985	(7,745)
Amortization of fair value of above/below market acquired time charter agreements	(1,601)	(1,601)	(6,369)	(1,914)
Vessel impairment loss	-	(62,020)	(303,219)	(62,020)
Other non-cash charges	16	(13)	(67)	(31)
Amortization of deferred finance charges	(127)	(108)	(502)	(329)
Loss on debt extinguishment	-	(307)	-	(307)
Stock – based compensation	(72)	(159)	(1,546)	(1,362)
Change in fair value of derivatives	-	81	82	(82)
Loss on bad debt	-	(3,139)	-	(3,139)
Total other expenses, net	1,736	2,310	7,592	4,790
Loss on sale of vessel	-	-	(3,190)	-
Gain from Hull & Machinery claim received	131	-	812	260
EBITDA	**4,665**	**(54,093)**	**(273,884)**	**(14,545)**
Less:				
Change in fair value of derivatives	-	(81)	(82)	-
Plus:				
Amortization of fair value of above/below market acquired time charter agreements	1,601	1,601	6,369	1,914
Loss on bad debt	-	3,139	-	3,139
Stock-based compensation	72	159	1,546	1,362
Vessel impairment loss	-	62,020	303,219	62,020
Loss on sale of vessel	-	-	3,190	
Change in fair value of derivatives	-	-	-	82
Adjusted EBITDA	**6,338**	**12,745**	**40,358**	**53,972**

Conference Call details:

Our management team will host a conference call to discuss our financial results today, March 19 at 11 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until March 26, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fourteen dry bulk carriers with a definitive agreement to sell one of its carriers. The total fleet consists of six Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,475,005 deadweight tons. The average age of our current operating fleet is approximately 11 years. Additionally, we have three third party vessels under our management, one Capesize and two Supramax vessels with a combined cargo carrying capacity of 293,843 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: March 20, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President